Exhibit 3.3

AMENDMENT NO. 2 TO

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP

OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

This Amendment No. 2 (this “Amendment No. 2”) to Third Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. (the “Partnership”), dated as of April 22, 2004 (the “Partnership Agreement”), is hereby adopted effective as of July 22, 2004, by Magellan GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1 of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Section 6.4 is hereby amended by adding a new subsection (c) to such Section:

“(c) Notwithstanding anything to the contrary in this Section 6.4, any distributions to the holder of the Incentive Distribution Rights provided for in clauses (v), (vi) and (vii) of Subsection 6.4(a) or clauses (iii), (iv) and (v) of Subsection 6.4(b), as applicable, shall be adjusted as follows: (1) for any Quarter during 2004 and 2005 in which the Partnership’s acquisition of the assets described in the Purchase and Sale Agreement dated June 23, 2004 among the

Partnership, as buyer, and Shell Pipeline Company LP and Equilon Enterprises LLC, as sellers (the “Shell Acquisition”) closes, any such distributions shall be reduced by $1,250,000 multiplied by a fraction, the denominator of which is the number of days in such Quarter and the numerator of which is the number days remaining in such Quarter after the closing of the Shell Acquisition; (2) for each Quarter in 2004 and 2005 after the Quarter in which the Shell Acquisition closes, any such distributions shall be reduced by $1,250,000; and (3) if the Shell Acquisition has closed, then for each Quarter during 2006 any such distributions shall be reduced by $750,000.”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

MAGELLAN GP, LLC

By:	/s/ Don R. Wellendorf
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer